UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bayless, Jon W.

   c/o 3DX Tecnologies Inc.
   12012 Wickchester, Suite 250
   Houston, TX  77079-1218
2. Issuer Name and Ticker or Trading Symbol
   3DX Technologies Inc.
   TDXT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December/1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|12/26/|P   | |9,091             |A  |$11.00     |                   |D     |                           |
1 per share                |96    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|12/26/|C   | |3,792             |A  |n/a        |43,096             |D     |                           |
1 per share                |96    |    | |                  |   |           |                   |      |                           |
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Redeemable Preferred Stock,|12/26/|J   | |1,234             |D  |$100.00*   |-0-                |D     |                           |
 Series B, par value $.01 p|96    |    | |                  |   |           |                   |      |                           |
er share                   |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|12/26/|P   | |90,909            |A  |$11.00     |                   |I     |By limited partnership     |
1 per share                |96    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|12/26/|C   | |67,930            |A  |n/a        |727,477            |I     |By limited partnership     |
1 per share                |96    |    | |                  |   |           |                   |      |                           |
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Redeemable Preferred Stock,|12/26/|J   | |23,207            |D  |$100.00*   |-0-                |I     |By limited partnership     |
 Series B, par value $.01 p|96    |    | |                  |   |           |                   |      |                           |
er share                   |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Warrant to purchase Se|$5.80   |12/26|X   | |345        |D  |immed|12/26|Senior Conve|       |       |-0-         |D  |            |
nior Convertible Prefe|        |/96  |    | |           |   |iate |/96  |rtible Prefe|       |       |            |   |            |
rred Stock, Series C, |        |     |    | |           |   |     |     |rred Stock, |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |Series C, pa|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |r value $01 |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |per share   |       |       |            |   |            |
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par value $.01 per sha|        |     |    | |           |   |     |     |("Series C P|       |       |            |   |            |
re                    |        |     |    | |           |   |     |     |referred")  |       |       |            |   |            |
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Series C Preferred    |1-for-1 |12/26|X   | |345 -      |A,D|immed|12/26|Common Stock|345    |       |            |D  |            |
                      |        |/96  |    | |           |   |iate |/96  |            |       |       |            |   |            |
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Series C Preferred    |1-for-1 |12/26|C   | |3,792      |D  |immed|12/26|Common Stock|3,792  |       |-0-         |D  |            |
                      |        |/96  |    | |           |   |iate |/96  |            |       |       |            |   |            |
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Warrant to purchase Se|$5.80   |12/26|X   | |- 6,486    |A,D|immed|12/26|Series C Pre|6,486  |       |-0-         |I  |By limited p|
ries C Preferred      |        |/96  |    | |           |   |iate |/96  |ferred      |       |       |            |   |artnership  |
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Series C Preferred    |1-for-1 |12/26|X   | |6,486 -    |A,D|immed|12/26|Common Stock|6,486  |n/a    |            |I  |By limited p|
                      |        |/96  |    | |           |   |iate |/96  |            |       |       |            |   |artnership  |
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Series C Preferred    |1-for-1 |12/26|F   | |- 3,422    |A,D|immed|12/26|Common Stock|3,422  |n/a    |            |I  |By limited p|
                      |        |/96  |    | |           |   |iate |/96  |            |       |       |            |   |artnership  |
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Series C Preferred    |1-for-1 |12/26|C   | |- 67,930   |A,D|immed|12/26|Common Stock|67,930 |n/a    |-0-         |I  |By limited p|
                      |        |/96  |    | |           |   |iate |/96  |            |       |       |            |   |artnership  |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
* The reported securities were called for redemption by the Issuer at a price of $100 per share.
SIGNATURE OF REPORTING PERSON
/s/ Jon W. Bayless
DATE
January 9, 1997